Exhibit 3.2.1

U.S. GOLD CORPORATION

Consent in Lieu of a Meeting
Of the Board of Directors
Effective as of October 3, 2005

RESOLVED, that Article III, Section 2 of the Bylaws of the Corporation are hereby amended to read in its entirety as follows:

Meetings of the shareholders shall be held at the principal office of the Corporation, or at such other place, either within or outside the State of Colorado, as may be determined by the Board of Directors.